# SEC Schedule 13D/A (Amendment No. 31) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Distribution Solutions Group, Inc., CIK 0000703604
CUSIP: 520776105
Title of class of securities: Common Stock, $1.00 par value
Address of issuer's principal executive offices: 301 Commerce Street, Suite 1700, Fort Worth, Texas (TX), 76102
Date of event which requires filing of this statement: 07/15/2026
Filed by CIK 0000310051
Persons authorized to receive notices and communications: Jacob D. Smith, 301 Commerce Street, Suite 1600, Fort Worth, Texas (TX), 76102, 817-332-3235

## Reporting persons
- LKCM Private Discipline Master Fund, SPC / PDLP Lawson, LLC (CIK 0001406372): type of reporting person: other (OO); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 3,578,228; shared voting power 0; sole dispositive power 3,578,228; shared dispositive power 0; aggregate amount beneficially owned 3,578,228 (7.7% of the class)
- LKCM Investment Partnership, L.P. (CIK 0001406371): type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 552,500; shared voting power 0; sole dispositive power 552,500; shared dispositive power 0; aggregate amount beneficially owned 552,500 (1.2% of the class)
- LKCM Micro-Cap Partnership, L.P. (CIK 0001502285): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 56,470; shared voting power 0; sole dispositive power 56,470; shared dispositive power 0; aggregate amount beneficially owned 56,470 (0.1% of the class)
- LKCM Core Discipline, L.P. (CIK 0001502283): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 23,182; shared voting power 0; sole dispositive power 23,182; shared dispositive power 0; aggregate amount beneficially owned 23,182 (0.1% of the class)
- LKCM Headwater Investments II, L.P. (CIK 0001621801): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 1,184,652; shared voting power 0; sole dispositive power 1,184,652; shared dispositive power 0; aggregate amount beneficially owned 1,184,652 (2.6% of the class)
- LKCM Headwater II Sidecar Partnership, L.P. (CIK 0001713995): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- LKCM Headwater Investments III, L.P. (CIK 0001764096): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- 301 HW Opus Investors, LLC (CIK 0001921598): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 16,000,000; shared voting power 0; sole dispositive power 16,000,000; shared dispositive power 0; aggregate amount beneficially owned 16,000,000 (34.6% of the class)
- LKCM TE Investors, LLC (CIK 0001921624): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 8,000,000; shared voting power 0; sole dispositive power 8,000,000; shared dispositive power 0; aggregate amount beneficially owned 8,000,000 (17.3% of the class)
- Headwater Lawson Investors, LLC (CIK 0001765653): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 3,522,988; shared voting power 0; sole dispositive power 3,522,988; shared dispositive power 0; aggregate amount beneficially owned 3,522,988 (7.6% of the class)
- LKCM Headwater Investments IV, L.P. (CIK 0001955947): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 3,434,044; shared voting power 0; sole dispositive power 3,434,044; shared dispositive power 0; aggregate amount beneficially owned 3,434,044 (7.4% of the class)
- Luther King Capital Management Corporation (CIK 0000310051): type of reporting person: investment adviser (IA), corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 36,357,588; shared voting power 0; sole dispositive power 36,357,588; shared dispositive power 0; aggregate amount beneficially owned 36,357,588 (78.7% of the class)
- J. Luther King, Jr. (CIK 0001290407): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 36,357,588; shared voting power 0; sole dispositive power 36,357,588; shared dispositive power 0; aggregate amount beneficially owned 36,357,588 (78.7% of the class)
- J. Bryan King (CIK 0001406297): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 35,838,638; shared voting power 0; sole dispositive power 35,838,638; shared dispositive power 0; aggregate amount beneficially owned 35,838,638 (77.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $1.00 par value
Name of issuer: Distribution Solutions Group, Inc.
Address of issuer's principal executive offices: 301 Commerce Street, Suite 1700, Fort Worth, Texas (TX), 76102
Comment: This Amendment No. 31 to Schedule 13D amends and supplements the Schedule 13D filed by the Reporting Persons with respect to the Common Stock, par value $1.00 per share ("Common Stock"), of Distribution Solutions Group, Inc. (the "Issuer"). Except as set forth below, all previous Items remain unchanged. Capitalized terms used herein but not defined herein shall have the meanings given to them in the Schedule 13D, as amended, filed with the Securities and Exchange Commission. Each of the Reporting Persons hereby expressly disclaims membership in a "group" under the Securities Exchange Act of 1934, as amended, with respect to the securities reported herein, and this Schedule 13D shall not be deemed to be an admission that any such Reporting Person is a member of such a group. Each of the Reporting Persons hereby expressly disclaims beneficial ownership of the securities reported herein, other than to the extent of its pecuniary interest therein, and this Schedule 13D shall not be deemed to be an admission that any such Reporting Person is the beneficial owner of the securities reported herein for purposes of the Securities Exchange Act of 1934, as amended, or for any other purpose.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth in Item 4 is incorporated by reference in response to this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby supplemented as follows:

On July 15, 2026, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") by and among Eclipse Parent Acquisitions, LLC, a Delaware limited liability company and a wholly owned subsidiary of HW4 ("Parent"), Eclipse Intermediate Acquisitions, LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent ("Intermediate"), and Eclipse Acquisitions Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Intermediate ("Merger Sub"). The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, and in accordance with applicable law, Merger Sub will merge with and into the Issuer (the "Merger" and, together with the other transactions contemplated by the Merger Agreement, collectively, the "Transactions"), with the Issuer continuing as the surviving corporation, becoming a wholly owned subsidiary of Intermediate and an indirect wholly owned subsidiary of Parent. The Merger Agreement is attached hereto as Exhibit 1 and incorporated by reference herein.

On the date and at the time at which the Merger becomes effective (the "Effective Time"), by virtue of the Merger and without any action on the part of the Issuer, Parent, Intermediate, Merger Sub or the holders of any shares of Common Stock or any shares of capital stock of Merger Sub, each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than (i) shares of Common Stock that are beneficially owned, directly or indirectly, by the Reporting Persons, (ii) shares of Common Stock held in treasury or by a wholly owned subsidiary of the Issuer, and (iii) shares of Common Stock held by stockholders who are entitled to and have properly exercised and not withdrawn appraisal rights under applicable law) will be automatically cancelled and converted into and shall thereafter represent only the right to receive an amount in cash per share equal to $35.00, without interest (the "Merger Consideration"). In addition, the Reporting Persons expect to contribute all of their respective shares of Common Stock issued and outstanding immediately prior to the Effective Time to Parent in exchange for limited liability company interests of Parent.

In connection with the Merger Agreement, HW4 delivered (i) a commitment letter (the "Equity Commitment Letter") to Parent, Intermediate and Merger Sub, confirming that, subject to the terms and conditions contained therein, it is committed to purchase, or cause one or more of its affiliates to purchase, directly or indirectly, equity securities of Parent up to an aggregate amount equal to $125,000,000 to fund a portion of the amounts payable in connection with the Transactions and (ii) a limited guarantee (the "Limited Guarantee") to the Issuer pursuant to which, subject to the terms and conditions contained therein, HW4 will guarantee Parent's obligations to pay the Reverse Termination Fee (as defined in the Merger Agreement), if and when due and payable under the Merger Agreement as well as certain other payment obligations of Parent, such amount to not exceed $30 million in the aggregate. The Equity Commitment Letter and the Limited Guarantee are attached hereto as Exhibit 2 and Exhibit 3, respectively, and are incorporated by reference herein.

In connection with the Merger Agreement, LKCM entered into a Voting and Support Agreement (the "Voting Agreement") with the Issuer, pursuant to which LKCM agreed, subject to the terms and conditions contained therein, to vote (or cause to be voted) all shares of Common Stock beneficially owned by the Reporting Persons (i) in favor of the adoption of the Merger Agreement and the approval of the Merger and the other Transactions and (ii) against any alternative acquisition proposal and against any action or agreement that would reasonably be expected to impede, delay or prevent consummation of the Merger. Under the Voting Agreement, LKCM also agreed to waive any appraisal rights under applicable law with respect to the shares of Common Stock held by the Reporting Persons in connection with the Merger. The Voting Agreement is attached hereto as Exhibit 4 and incorporated by reference herein.

Consummation of the Merger is subject to customary closing conditions, including, among others: (i) adoption of the Merger Agreement by the affirmative vote of the holders of a majority of the outstanding shares of Common Stock entitled to vote thereon; (ii) approval of the Transactions by the affirmative vote of a majority of the votes cast by the Issuer's disinterested stockholders (as such term as defined under applicable law) of the Issuer in respect of the Transactions, which shall not include the Reporting Persons and other persons as identified in the Merger Agreement; (iii) the expiration or termination of the waiting period applicable to the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; (iv) the absence of any law or order that enjoins, restrains or otherwise prohibits or makes illegal the Merger; (v) no Material Adverse Effect (as defined in the Merger Agreement) having occurred since the date of the Merger Agreement; and (vi) other customary conditions, including the accuracy of the parties' respective representations and warranties (subject to customary materiality qualifiers) and material compliance with covenants as set forth in the Merger Agreement. The Merger Agreement may be terminated by either party if the Merger has not been consummated on or before December 31, 2026, subject to certain limitations and potential extensions as set forth in the Merger Agreement.

The foregoing descriptions of the Merger Agreement, the Equity Commitment Letter, the Limited Guarantee and the Voting Agreement are qualified in their entirety by reference to the agreements and documents incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of July 15, 2026, the Reporting Persons may be deemed to beneficially own 36,357,588 shares of Common Stock (which represents approximately 78.7% of the outstanding Common Stock based upon information obtained from the Issuer's Form 10-Q for the quarter ended March 31, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose:
PDP has sole voting and dispositive power over 3,578,228 shares of Common Stock.
LIP has sole voting and dispositive power over 552,500 shares of Common Stock.
HW2 has sole voting and dispositive power over 1,184,652 shares of Common Stock.
Sidecar does not have voting and dispositive power over any shares of Common Stock.
HWLI has sole voting and dispositive power over 3,522,988 shares of Common Stock.
HW3 does not have voting or dispositive power over any shares of Common Stock.
HW4 has sole voting and dispositive power over 3,434,044 shares of Common Stock.
Gexpro Investors has sole voting and dispositive power over 16,000,000 shares of Common Stock.
TestEquity Investors has sole voting and dispositive power over 8,000,000 shares of Common Stock.
Micro has sole voting and dispositive power over 56,470 shares of Common Stock.
Core has sole voting and dispositive power over 23,182 shares of Common Stock.
LKCM has sole voting and dispositive power over 36,357,588 shares of Common Stock.
J. Luther King, Jr. has sole voting and dispositive power over 36,357,588 shares of Common Stock.
J. Bryan King has sole voting and dispositive power over 35,838,638 shares of Common Stock.
Transactions in the class effected during the past sixty days: Not applicable.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not appliable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 4 is hereby incorporated by reference in response to this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 - Agreement and Plan of Merger, dated July 15, 2026, by and among the Issuer, Eclipse Parent Acquisitions, LLC, Eclipse Intermediate Acquisitions, LLC, and Eclipse Acquisitions Merger Sub, Inc. (Exhibit 2.1 to the Issuer's Form 8-K filed on July 16, 2026 and incorporated by reference herein).

Exhibit 2 - Equity Commitment Letter, dated July 15, 2026, delivered by LKCM Headwater Investments IV, L.P. to Eclipse Parent Acquisitions, LLC

Exhibit 3 - Limited Guarantee, dated July 15, 2026, by and between the Issuer and LKCM Headwater Investments IV, L.P. (Exhibit 10.1 to the Issuer's Form 8-K filed on July 16, 2026 and incorporated by reference herein).

Exhibit 4 - Voting and Support Agreement, dated July 15, 2026, by and between the Issuer and Luther King Capital Management Corporation (Exhibit 10.2 to the Issuer's Form 8-K filed on July 16, 2026 and incorporated by reference herein).

## Signatures
- LKCM Private Discipline Master Fund, SPC / PDLP Lawson, LLC: /s/ J. Bryan King, President (07/16/2026)
- LKCM Investment Partnership, L.P.: /s/ J Luther King, Jr., President of the General Partner (07/16/2026)
- LKCM Micro-Cap Partnership, L.P.: /s/ J. Bryan King, President (07/16/2026)
- LKCM Core Discipline, L.P.: /s/ J. Bryan King, President (07/16/2026)
- LKCM Headwater Investments II, L.P.: /s/ J. Bryan King, President of the General Partner (07/16/2026)
- LKCM Headwater II Sidecar Partnership, L.P.: /s/ J. Bryan King, President of the General Partner (07/16/2026)
- LKCM Headwater Investments III, L.P.: /s/ J. Bryan King, President of the General Partner (07/16/2026)
- 301 HW Opus Investors, LLC: /s/ J. Bryan King, President (07/16/2026)
- LKCM TE Investors, LLC: /s/ J. Bryan King, President (07/16/2026)
- Headwater Lawson Investors, LLC: /s/ J. Bryan King, President (07/16/2026)
- LKCM Headwater Investments IV, L.P.: /s/ J. Bryan King, President of the General Partner (07/16/2026)
- Luther King Capital Management Corporation: /s/ J. Bryan King, Principal and Vice President (07/16/2026)
- J. Luther King, Jr.: /s/ J. Luther King, Jr., J. Luther King, Jr. (07/16/2026)
- J. Bryan King: /s/ J. Bryan King, J. Bryan King (07/16/2026)